Syneron Reports 36% Increase in First Quarter 2007 Results to $32.3 Million

Continued Growth in Medical Aesthetics Market Contributes to Robust Syneron Sales

YOKNEAM, ISRAEL -- (MARKET WIRE) -- May 14, 2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today reported financial results for the first quarter of 2007, and, in a separate announcement, changes to the management structure to support the long-term growth strategy of the Company.

Revenues for the first quarter of 2007 grew 36% over the same period in 2006 to $32.3 million. Revenues grew strongly across all geographical regions, with North America accounting for 56% of total revenues of first quarter of 2007 and with international sales accounting for the balance.

Net income for the first quarter of 2007 on a US GAAP basis ("GAAP") was $8.5 million, or $0.31 per diluted share, which includes stock-based compensation expense of $2.6 million, or $0.09 per diluted share. On a pro forma basis, exclusive of stock-based compensation, net income for the first quarter of 2007 was $11.1 million, or $0.40 per diluted share.

Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore believes that the non-GAAP figures more effectively describe the company' business and, hence, is making the non-GAAP adjustments available to investors. (Refer to the "Use of Non-GAAP Measures" section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP.)

Commenting on the quarterly financial results, CEO David Schlachet said, "We are very pleased with the strong revenue growth Syneron continues to achieve. Our success in growing first quarter revenues was the direct result of last year's investments in marketing and sales and the introduction of an innovative and focused customer care program, as well as the continued strength this year in the market for medical aesthetic equipment worldwide. Our investments in marketing and sales, which peaked in the fourth quarter of 2006, have been reduced by approximately 7% (on a Non-GAAP basis) compared to the prior quarter and are in line with our strategy to improve our cost structure."

Mr. Schlachet continued, "The highlight of the first quarter was the signing of the collaborative agreement with Procter & Gamble for the commercialization of Syneron's elos(TM) based, home-use devices. Progress continues on the development of the product, and we recently completed our internal second phase clinical trial which demonstrated excellent clinical results and high satisfaction levels. We are confident that the P&G partnership will not only position Syneron as a leader in the energy-based home use market, but also will allow us to achieve deeper penetration of our broad product offering."

Syneron's financial position remains strong. Syneron's cash position at the quarter's end (including long-term deposits) rose to $179.4 million at the end of the quarter and shareholders' equity totaled $208.7 million.

Guidance

The following statements are forward-looking, and actual results may differ materially. The Company reaffirms its previously announced guidance and expects revenues for the full year 2007 to grow approximately 20%.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, April 14th, 2007. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007, maintaining a leadership position in core markets, cross selling opportunities and the launch of a home use product. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to, the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth; competition an pricing pressure and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF INCOME
U.S. dollars in thousands except per share data

	Three Months ended March 31,
	2007 (unaudited)	2006 (unaudited)

Revenues	32,331	23,739
Cost of Revenues	5,590	3,490
Gross Profit	26,741	20,249

Operating expenses
Research and development	2,741	1,729
Selling and marketing	14,258	8,908
General and administrative	2,554	1,724
Other expenses
Total operating expenses	19,553	12,361

Operating Income	7,188	7,888
Financial income, net	1,728	1,110
Income before taxes	8,916	8,998
Taxes on income	(400)	(200)
Net Income	8,516	8,798

Basic net earning per share	0.31	0.33
Diluted net earnings per share	0.31	0.32
Weighted average number of shares used in per share calculation (in thousand):
Basic	27,593	26,868
Diluted	27,891	27,660

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	31 March 2007	31 December 2006
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (1)	14,002	16,036
Short term deposits (1)	5,030	5,000
Marketable securities (1)	108,066	81,493
Trade receivables	37,350	35,195
Other receivables and prepaid expenses	7,730	8,173
Inventories	8,896	7,084
Total current assets	181,074	152,981

LONG-TERM ASSETS
Severance pay fund	242	368
Long-term deposits and other cash equivalent (1)	52,284	69,252

Property and equipment, net	1,672	1,513
Long-Term Assets	54,198	71,133

OTHER ASSETS	1,041	1,127

Total Assets	236,313	225,241

CURRENT LIABILITIES
Trade Payables	4,585	6,452
Other current liabilities	18,405	19,270
Total current liabilities	22,990	25,722

LONG-TERM LIABILITIES
Deferred Revenue and Warranty	4,321	4,717
Accrued severance pay	294	405
Total long-term liabilities	4,615	5,122

SHAREHOLDERS' EQUITY:	208,708	194,397
Total liabilities and shareholders' equity	236,313	225,241

(1) Total Short and Long-Term Cash and Equivalent	179,382	171,781

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousand

	Three Months ended March 31,
	2007 (unaudited)	2006 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	8,516	8,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	218	168
Accrued severance pay, net	15	40
Increase in short-term and long-term trade receivables	(2,155)	(6,699)
Decrease (increase) in other accounts receivables and prepaid expenses	443	(528)
Increase in inventories	(1,812)	91
Increase in trade payables	(1,866)	553
Decrease in other current liabilities	(1,391)	(204)
Gain (loss) on available for sale securities	660	631
Stock-based compensation	2,593	1,582
Increase (decrease) in deferred revenues	129	632
Loss on sales of property and equipment	-	-

Net cash provided by operating activities	5,350	5,064

CASH FLOWS FROM INVESTMENT ACTIVITIES

Investment in short-term deposits, net	(30)	-
Purchase of available-for-sale securities	(28,013)	(207)
Proceeds from sale of available-for-sale securities	18,350	1,191
Payments for acquisition of long-term loans and others	(30)	-
Proceeds from long term loans and other	-	43
Purchase of property and equipment	(291)	(243)

Net cash used in investing activities	(10,014)	784

CASH FLOWS FROM FINANCING ACTIVITIES

Exercise of options	2,630	122

Net cash provided by financing activities	2,630	122

Increase in cash and cash equivalents	(2,034)	5,970
Cash and cash equivalents at the beginning of the period	16,036	16,570

Cash and cash equivalents at the end of the period	14,002	22,540

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands except per share data

	Three Months ended 31 March 2007 FAS			Three Months ended 31 March 2006 FAS
	GAAP (unaudited)	123R Adjustment	Non-GAAP (unaudited)	GAAP (unaudited)	123R Adjustment	Non-GAAP (unaudited)

Revenues	32,331	32,331	23,739	23,739
Cost of Revenues	5,590	82	5,508	3,490	63	3,427
Gross Profit	26,741	82	26,823	20,249	63	20,312

Operating expenses
Research and development	2,741	237	2,504	1,729	137	1,592
Selling and marketing	14,258	1,657	12,601	8,908	852	8,056
General and administrative	2,554	589	1,965	1,724	493	1,231
Total operating expenses	19,553	2,483	17,070	12,361	1,482	10,879

Operating Income	7,188	2,565	9,753	7,888	1,545	9,433
Financial income, net	1,728	1,728	1,110	1,110
Income before taxes	8,916	2,565	11,481	8,998	1,545	10,543
Taxes on income	(400)	(400)	(200)	(200)
Net Income	8,516	2,565	11,081	8,798	1,545	10,343

Basic net earning per share	0.31	0.09	0.40	0.33	0.05	0.38
Diluted net earnings per share	0.31	0.09	0.40	0.32	0.05	0.37

Weighted average number of shares used in per share calculation (in thousands:
Basic	27,593	27,593	26,868	26,868
Diluted	27,891	27,891	27,660	27,660

For more information, please contact:

Fabian Tenenbaum
CFO
+866 259 6661
email: fabiant@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com